United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: July 9th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

First quarter 2004 and quarterly 2003 pro forma net sales
and income from operation excluding global optical fiber business following closing of joint venture with Draka

Paris, July 7, 2004 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and Draka announced the closing July 1, 2004 of the transaction combining their respective global fiber optic and communication cabling businesses. The business contributed to the joint venture by Alcatel will be accounted for as discontinued operations for the period January 1 to June 30, 2004. The 49.9% owned by Alcatel of the new joint venture will thereafter be consolidated as an equity affiliate.

For comparison purposes the table below gives quarterly pro forma net sales and income (loss) from operations for the first quarter of 2004 and for each quarter of 2003 consistent with the current structure.

The capital gain related to the creation of Draka Comteq will be recorded in the third quarter of 2004.

The business contributed to the joint venture reported into the Fixed Communications Group.

		Income from
	Net sales proforma*	operations proforma*
	Euro millions	Euro millions
1Q04(1)	2,710	86
FY 2003	12,362	363
4Q03(1)	3,731	336
3Q03(1)	2,871	144
2Q03(2)	2,967	12
1Q03(2)	2,793	(129)

*	Sales and income from operations excludes for comparison purposes global optical fiber, SAFT and Optronics as follows:
(1)	excludes global optical fiber business and SAFT
(2)	excludes global optical fiber business, SAFT and Optronics

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of Euro 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com